SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  11 January 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland (Governor & Co)

11 January 2010

The Governor and Company of the Bank of Ireland ("Bank of Ireland") - Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 ("ELG Scheme").

Bank of Ireland, which includes its branches in Ireland, the United Kingdom, France, Germany and the United States, along with its subsidiaries Bank of Ireland Mortgage Bank, ICS Building Society and Bank of Ireland (IOM) Limited, have on 11 January 2010 become participating institutions for the purposes of the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009.

Further information on the Credit Institutions (Eligible Liabilities Guarantee) Scheme 2009 is available at www.finance.gov.ie and www.ntma.ie.  Participating Institution Certificates for Bank of Ireland will be available at http://www.ntma.ie/ELGScheme/CreditInstitutionsELGScheme.php.

Bank of Ireland welcomes the opportunity afforded by the new ELG Scheme to issue guaranteed debt securities with a maturity of up to five years as the Group continues to focus on maintaining a prudent maturity profile of wholesale funding. The Group also welcomes the flexibility that the ELG Scheme provides with regard to issuing un-guaranteed debt securities depending on market conditions and investor appetite.  Bank of Ireland's participation in the ELG Scheme will further support our objective of achieving more conservative balance sheet metrics. At 30 September 2009, 33% of the Group's wholesale funding had a maturity of 1 year or longer and thus beyond the 29 September 2010 maturity date of the Credit Institutions (Financial Support) Scheme 2008.

ENDS

11 January 2010

Contact:

Dan Loughrey                                                           + 353 1 604 3833
Head of Group Corporate Communications

Geraldine Deighan                                                    + 353 1 604 3501
Head of Group Investor Relations

Maria Casey                                                            + 353 1 799 3140
Debt Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  11 January 2010